UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                     Commission File Number:  1-9157
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               SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION
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             (Exact name of registrant as specified in its charter)

         227 CHURCH STREET, NEW HAVEN, CONNECTICUT 06510, (203) 771-5200
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               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

      (i) Common Stock, par value $1.00 per share ("Common Stock"), and the accompanying rights ("Rights") to purchase Common Stock;
     (ii) 7.59% Medium-Term Notes Due November 19, 1998 ("Year 1998 Notes");
    (iii) 6.5%  Medium-Term  Notes Due August 15, 2000 ("Year 2000 Notes");
     (iv) 8% Medium-Term Notes Due November 20, 2001 ("Year 2001 Notes");
      (v) 6.5% Medium-Term Notes Due December 15, 2002 ("Year 2002 Notes"); and
     (vi) 7% Medium-Term Notes Due August 15, 2005 ("Year 2005 Notes")
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            (Title of each class of securities covered by this Form)

                                      None
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           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  |_|     Rule 12h-3(b)(1)(i)   |X|     Rule 12h-3(b)(3) |X|
Rule 12g-4(a)(1)(ii) |_|     Rule 12h-3(b)(1)(ii)  |_|
Rule 12g-4(a)(2)(i)  |_|     Rule 12h-3(b)(2)(i)   |_|
Rule 12g-4(a)(2)(ii) |_|     Rule 12h-3(b)(2)(ii)  |_|
                             Rule 15d-6            |_|


Approximate number of holders of record as of the certification or notice date:

                           Common Stock and Rights: 1
                           Year 1998 Notes: 12
                           Year 2000 Notes: 50
                           Year 2001 Notes: 28
                           Year 2002 Notes: 34
                           Year 2005 Notes: 66
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         Pursuant to the  requirements  of the  Securities  Exchange Act of 1934
Southern   New   England   Telecommunications   Corporation   has  caused   this
certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 13, 1998                  By: /s/ Wayne Wirtz
     -----------------------                ------------------------------------
                                            Name:  Wayne Wirtz
                                            Title: Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.